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INVEST IN **RAKE**

Rake is a universal messaging platform for enterprises to small businesses.

LEAD INVESTOR

Jonathan P Remijas

We invested in Rake because we are truly impressed with the current state of Rake's enterprise messaging product; and, we know the capabilities and previous successes of the Rake team. We have closely followed Andy and his previous companies for much of his career, and know he and the team he has assembled can execute on complex software challenges. While we are impressed with the current state of Rake's enterprise messaging product, we also are enthusiastic about the vision of where that product can go in the future. Numerous companies are currently utilizing Rake's messaging platform with great satisfaction. That positive customer return, along with a proven team in place to push the company forward, lead us to support Rake's focused investment in its future, primarlily through heavy investment in additional software and product development. We aligned closely with Rake's value proposition that the future of messaging consumption and its importance to business operations, sales, marketing, and human resources in companies of all sizes will continue to grow rapidly. The biggest problem Rake solves for these organizations is they struggle to manage messaging in a cohesive, consistent manner across the enterprise and the ever-expanding social platforms. We also appreciate that Rake's platform was built to support a wide variety of business verticals. A couple of obvious targets for the business are sales & marketing teams and technology solution provider partners. The solutions on the market to support these verticals do not specialize in omnichannel messaging, which results in a disjointed solution that is difficult to manage and creates silos of data, users, and business rules. We are aligned with the Rake team's vision and feel that because Rake truly supports both internal team collaboration type messaging, as well as omnichannel chat (messaging to social and legacy messaging platforms like SMS) they have a sizable advantage over the competition. As Andy has explained, Developers and

IT teams struggle in this area as they need to support multiple platforms as their consumer-facing teams work to support and sell and business operations needs for real-time messaging evolves. These teams are faced with the problem of the duplicity of effort, having to write and manage users and messaging flows across multiple platforms, juggling compliance and security protocols, and keeping multi-location business logic uniform and consistent. Rake's platform significantly simplifies this challenge by providing Dev and IT teams a single UI, and a single management console with a robust API to manage anything messaging evolves. These teams are faced with the problem of the duplicity of effort, having to write and manage users and messaging flows across multiple platforms, juggling compliance and security protocols, and keeping multi-location business logic uniform and consistent. Rake's platform significantly simplifies this challenge by providing Dev and IT teams a single UI, and a single management console with a robust API to manage anything from user roles and access, customers and contacts, to sending and receiving rich messaging across the world's most popular channels and platforms. We think as the importance of universal messaging evolves, so will the challenges and requirements to have uniformity and simplicity in this mission-critical space. Rake is well-positioned to be the leader here and has built a widely serviceable platform that can scale.

Invested $3,000 this round

rake.ai Chicago IL

Software | Technology | B2B | Saas | Software Engineering

Highlights

1. 📈 Added 1,184 workspaces between March and May 2021

2. 💪Averaging 18 daily signups

3 💼Team includes previous founders with combined multiple exits

3 💼Team includes previous founders with combined multiple exits

Our Team



Andy Weeks Founder and Chairman

Founder & CEO Company Name W5 Golf, Inc. Dates Employed Sep 2006 – Present Employment Duration 15 yrs 1 mo

> I enjoy leading in a disruptive company and the opportunity to build a next-generation messaging platform is massive. Slack and others introduced messaging but they're stuck and won't create the next big step in messaging.



Mike Brown Founder and President

VP Product Management Company Name EZLinks Golf, Inc. Dates Employed Jan 1998 – Nov 2011 Employment Duration 13 yrs 11 mos



Mike Hendrix Chief Revenue Officer

Led sales at NBC Universal digital sports Product creator: Subway Box Lunch - 7 figure sales, Automated dynamic pricing engine for tee times - 8 figure sales, Universal messaging channel



Jim Wood CTO

Chief Technologist Company Name EZLinks Golf LLC Dates Employed Jun 1999 – Jan 2021 Employment Duration 21 yrs 8 mos

Pitch

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Universal Messaging

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Messaging is fragmented and full of friction

- Growing dissatisfaction among users
- Cost and complexity of using many platforms hinders growth
- Organizations don't utilize the full potential of bots and connectivity
- Employee and customer communications are split among various platforms

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Our Solution

Create a highly manageable, omnichannel messaging platform

Person-to-Person, Person-to-Application, Application-to-Person, and Application-to-Application

- Core API for a2a and a2p messaging
- Multi-channel client messaging apps and SDKs
- Robust team collaboration app for p2p messaging

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Going after the biggest opportunity

Rake is 1 of 5 companies competing in enterprise collaboration

($36B market) **and** customer experience ($28B market)

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pink ROCKET.CHAT groove BROSIX

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Competitive Landscape



Platform
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pink
Mattermost
flock
One messaging need
All messaging needs
slack
groove
BROSIX
Application

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Rake began as an internal project

Our largest enterprise customer

W5 GOLF

- Switched to Rake from Slack, 285 users
- Sent and received 355,000 messages in May 2021
- 59,000 of those messages were chats between employees

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One beta sales campaign

AppSumo sales sprint yielded excellent results

- Added 1,184 workspaces between 3/8/21 and 5/13/21 18 avg. daily sign-ups
- Validated our vision and proved demand for a universal chat platform
- Prepared us for aggressive marketing and rapid growth following a seed investment
- Feedback about future development was consistent
  - Communication tools generate huge enthusiasm
  - Additional integrations will make it easier to switch from other softwares

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Early customers are diverse

GREENKARMA® SALADS
Restaurants
Dusseldorf, Germany

TRANSWORLD
B2B Sales
Miami, USA

Lice Clinics OF AMERICA
Franchise
USA+

Vida
Church
Nayarit, Mexico

TAC-PULSE
Transportation
New Zealand

E·A·P
Education
Los Angeles, USA

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What customers are saying about Rake

"Perfectly integrated customer activity solution"

-Cathy P.

"Game changing messaging platform"

-Michael Y.

"Made my job and life easier, 5 stars all the way"

-Kyle S.

"Revolutionizing remote working"

-Felix A.

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Our team



Andy Weeks
Founder & Chairman

Investment banker w/ Merrill Lynch

Founder & CEO - EZLinks. $19mm raised, sold to PGA Tour (now owned by NBC Universal)

Founder & CEO - W5 Golf

Mike Brown
Founder & President

Former VP at EZLinks Golf, NBC Sports - GOLF and W5 Golf

Leads Rake product development

Mike Hendrix
Chief Revenue Officer

Entrepreneur at 21 with two successful exits. Former VP at NBC Sports - GOLF marketplace & operating technology

Jim Wood
Chief Technology Officer

Former CTO EZ Links Golf / NBC Universal

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Seed development goals

Grow our MVP messaging application into a **universal messaging platform**. This includes enterprise-grade SDKs, integrations, and a published API.


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Rake Functionality Video V5.mp4